ITEM 2: INVESTOR PRESENTATION



Responding to Oportun Financial's Misguided Assessment of Findell's Goals and Campaign

June 2025



DISCLAIMER

The views expressed in this presentation represent the opinions of Findell Capital Partners, LP and the other participants in its proxy solicitation (collectively, "Findell" or the "Participants"), which beneficially own shares of Oportun Financial Corporation ("Oportun" or the "Company") and are based on publicly available information with respect to the Company. The Participants recognize that there may be confidential information in the possession of the Company that could lead it or others to disagree with the Participants' conclusions. The Participants reserve the right to change any of the opinions expressed herein at any time as they deem appropriate and disclaim any obligation to notify the market or any other party of any such changes. The Participants disclaim any obligation to update the information or opinions contained in this presentation.

Certain financial projections and statements made herein have been derived or obtained from filings made with the Securities and Exchange Commission (the "SEC") or other regulatory authorities and from other third-party reports. Neither the Participants nor any of their affiliates shall be responsible or have any liability for any misinformation contained in any third-party SEC or other regulatory filing or third-party report. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and potential impact of the opportunities identified by the Participants herein are based on assumptions that the Participants believe to be reasonable as of the date of the materials in this presentation, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material. Stockholders and others should conduct their own independent investigation and analysis of those statements and communications and of the Company and any other companies to which those statements or communications may be relevant.

The materials in this presentation are provided merely as information and are not intended to be, nor should they be construed as, an offer to sell or a solicitation of an offer to buy any security. These materials do not recommend the purchase or sale of any security. The Participants currently beneficially own shares of the Company. It is possible that there will be developments in the future that cause the Participants from time to time to buy shares of the Company (in open market or privately negotiated transactions or otherwise), sell all or a portion of their holdings of the Company in open market transactions or otherwise (including via short sales), or trade in options, puts, calls or other derivative instruments relating to the shares of the Company. To the extent the Participants disclose information about their position or economic interest in the securities of the Company in this presentation, it is subject to change and the Participants expressly disclaim any obligation to update such information.

This presentation may contain links to articles and/or videos (collectively, "Media"). The views and opinions expressed in such Media are those of the author(s)/speaker(s) referenced or quoted in such Media and, unless specifically noted otherwise, do not necessarily represent the opinion of the Participants.

Unless otherwise indicated herein, the Participants have not sought or obtained consent from any third party to use any statements, photos or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as

indicating the support of such third party for the views expressed herein. No warranty is made as to the accuracy of data or information obtained or derived from filings made with the SEC by the Company or from any third-party source. All trade names, trademarks, service marks, and logos herein are the property of their respective owners who retain all proprietary rights over their use.

Cautionary Statement Regarding Forward-Looking Statements

The materials in this presentation may contain forward-looking statements. All statements contained herein that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "potential," "opportunity," "estimate," "plan," "may," "will," "projects," "targets," "forecasts," "seeks," "could," and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained herein that are not historical facts are based on current expectations, speak only as of the date of these materials and involve risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the Participants. Although the Participants believe that the assumptions underlying the projected results or forward-looking statements are reasonable as of the date of these materials, any of the assumptions could be inaccurate and therefore, there can be no assurance that the projected results or forward-looking statements included herein will prove to be accurate. In light of the significant uncertainties inherent in the projected results and forward-looking statements included herein, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and strategic initiatives expressed or implied by such projected results and forward-looking statements will be achieved. The Participants will not undertake and specifically declines any obligation to disclose the results of any revisions that may be made to any projected results or forward-looking statements herein to reflect events or circumstances after the date of such projected results or statements or to reflect the occurrence of anticipated or unanticipated events.

Oportun Founder and Former CEO Supports Findell

Today, Oportun Founder and former CEO James Gutierrez released an _open letter_ to OPRT stockholders on LinkedIn

In the letter, Mr. Gutierrez directly calls for Warren Wilcox as an alternate to Raul Vazquez on the OPRT Board and the removal of the 36% rate cap, and acknowledges as correct Findell's assessment of the steps needed to restore Oportun's stockholder value

Excerpts from Letter:

I understand the DNA of this company – deeply. I speak as its founder, as a champion for its customers and employees, and as a voice for many of its current and former shareholders. That's why I am urging you to support Findell Capital's call for change and vote for **Warren Wilcox** to join Oportun's board of directors…

It's every founder's dream to see their company serve millions of customers and generate over $1 billion in annual revenue. Oportun has done that. Yet today, the company's market cap represents just a fraction of that value.

Findell Capital has accurately diagnosed the root causes of this [valuation] gap and offered a smart, focused plan to restore value. I fully support their analysis and the new leadership they propose.

1. Rebuild Our Proven Foundation: _Oportun's original underwriting model delivered 6-7% cumulative loss rates – even during the 2008–2009 recession, when unemployment hit 10%. In contrast, strategic missteps in 2022 led to 20% cumulative loss rates – at a time when unemployment was only 3.7%. We need to return to the risk discipline that once set us apart._

2. Strengthen Our Core Through Disciplined Growth: _Oportun was built on a "farm system" of small loans – $300 to $1,000 – that helped customers build credit and graduate to larger loans over time. That approach created loyalty and long-term value. Capping APRs on these starter loans undermines this model and cuts off millions from credit entirely. Oportun was founded to be an alternative to 400% payday loans – not to walk away from the people who need us most._

3. Expand the Mission: _Oportun has the data, trust, and customer relationships to become a full financial platform for working-class Americans – a kind of USAA for the Hispanic market. With 20 years of proprietary credit data, we can build a business that goes beyond lending into savings, banking, and more._

A $10 Billion Vision

I believe Oportun can be a $200+ stock – anchored world-class credit products and expanded through deposits and cross-sold financial services. That's not a fantasy. With the right leadership and discipline, it's within reach.

– Oportun Founder James Gutierrez via LinkedIn post 6/23/2025

Sources: Findell Capital Management



3

Oportun Rejected Findell's Multiple Attempts to Avoid a Proxy Contest

Oportun's legacy directors are spending millions of stockholder dollars at this point simply to keep one director, Scott Parker (notably the one who has overseen the highest stockholder return), off the Board

1 **Compromise #1: Findell would commit to a multi-year standstill if the Board appoints members with lending experience to leadership positions**

Legacy Board's Response: Shrink the Board and get rid of Scott Parker, the director with the most lending experience who has driven the highest TSRs of any Board member

2 **Compromise #2: Keep Scott Parker on the Board and Findell would agree to withdraw our campaign**

Legacy Board's Response: Spend millions of dollars on a proxy fight to keep the Board's most qualified member from running for reelection

Ginny Lee, Neil Williams and Mr. Vazquez are working together to prevent directors who would provide actual oversight of management from holding leadership roles and from even serving as members of the Board. From our perspective, there is no plausible reason for doing so other than to entrench Mr. Vazquez and his fellow legacy directors. That they are willing to spend millions of stockholder dollars to do so is simply astounding to us.

Sources: Findell Capital Management















Why Did the Board Remove Mr. Parker? Because He Would Keep Management and the Legacy Board Accountable

Legacy Board members have had dismal stockholder support, dismal returns and no lending experience

Ginny Lee*
Background: Khan Academy (Education)
Tenure Start: 2021
Tenure TSR: (73%)
% of Outstanding Shares Voted For: 28%

Louis P. Miramontes*
Background: Accounting
Tenure Start: 2014
Tenure TSR: (57%)
% of Outstanding Shares Voted For: 37%

Jo Ann Barefoot
Background: Regulatory, Podcasting
Tenure Start: 2016
Tenure TSR: (57%)
% of Outstanding Shares Voted For: 24%

Sandra Smith
Background: Twilio (Tech)
Tenure Start: 2021
Tenure TSR: (73%)
% of Outstanding Shares Voted For: 24%

Scott Parker has great returns and was the CFO of OneMain Financial, the best-in-class lender

FINDELL
CAPITAL

Scott Parker
Background: **OneMain (OMF) CFO**
Tenure Start: **2024**
Tenure TSR: **+198%**

With Mr. Parker removed, the legacy directors will retain majority control of the Board until at least mid-2027 absent a compromise or a proxy contest victory by Findell.

Oportun is attempting to dishonestly reframe this as a change of control contest when it is, in our view, nothing more than an attempt by Mr. Vazquez to create conditions where he can continue to be unaccountable to stockholders for the next several years given the staggered structure of the Board.

Without Findell's support, guaranteed by our cooperation agreement, **legacy Board director Ginny Lee would not have been re-elected and received only ~19% of shares outstanding voting in favor, Miramontes would have received ~28% of outstanding in favor*
Sources: Company financial reports on Forms 10-K and 10-Q, Bloomberg

Contrary to the Board's Claim that Removing Mr. Vazquez from the Board Is Disruptive, It Would Enable Real Oversight & Independence

Not holding Mr. Vazquez accountable will send a disruptive message to a beleaguered employee base

Employee online reviews paint a picture of internal dysfunction at Oportun

Company has lost track and no one is holding the C-suite accountable

👤 Director
Current Employee, more than 8 years

✗ Recommend   ✗ CEO Approval   ✗ Business Outlook

Pros
Company has good potential with a large market and can be a profitable business. But CEO and his exec team has let the company and all employees down with their disastrous decisions.

Cons
The company made bad strategic decisions with expanding into many products and acquiring Digit which has been an epic failure. Everyone knows but few will admit. It was only when there was an activist investor pressure that the CEO started to take action. We the employees are making the big sacrifices with layoffs, no pay raise and little stock incentive. CEO went and hired expensive CPO, CTO who are hiring others and got big pay packages and have created more confusion moving things around but no business benefit. Not fair to rest of us. The CFO has done a horrible job managing the capital of the company and stock performance continues to be very poor compared to other Fintechs and banks. Patience has run out. We must get new leadership.

- A "this is how we've always done it" mentality is permeates the org. It promotes lazy, low effort processes and discourages employees from being creative or taking initiative and ultimately hinders company growth.

Advice to Management
Do the right thing and step down so that a new visionary leader can either come in and right the ship or pursue an exit strategy to be an acquisition target. I say this because as a shareholder it is more than disheartening but even more so as a person who cares about the people I used to work with. Staying silent is the problem. Doing things the same way and expecting different results is the definition of insanity. This is what Oportun has become. I hope the board does something before it is too late, which it may already be. So sad.

 33

✗ Recommend   ✗ CEO Approval   ✗ Business Outlook

Pros
It used to be a great culture where people were empowered as a mission-based company. It hasn't been for years unfortunately.

Cons
Raul needs to look in the mirror, swallow his ego and do what is best for the company. I am all for a captain going down with the ship but this is 100% his doing. This is his legacy. He is like the Emperor with no clothes and too prideful to see it. Multiple layoffs with no clear direction when the C-suite is the reason for the company struggles. They have lost hundreds of great people who made the company successful. Ill-advised mergers and product strategies have blown up. The latest earnings call yesterday was an embarrassment and the stock price today is proof.

Cons
- TLDR; the most disorganized, inefficient and irrational organization I've ever been part of.

Sources: Glassdoor.com reviews, Findell Capital Management



The Board Misleadingly Claims that Regional Management ("RM") Was the Appropriate Comp, not OMF

The Company's materials conveniently fail to emphasize that Oportun similarly underperformed RM



Sources: Bloomberg data

This Underperformance was Entirely Due to Oportun's Operational Missteps, Led by CEO Mr. Vazquez

RM grew credit more prudently, while OPRT blew out credit growth



RM reduced its outstanding share count, while OPRT expanded its



OPRT's shares outstanding have **increased >90%** since 2019 while RM's shares outstanding have **declined by 15%** over the same period

OPRT's statements regarding the 2019-2022 period are counter to its actions, and stockholders have suffered

Sources: Company and RM financial reports on Forms 10-K and 10-Q, Bloomberg



Oportun Was Not Isolated in the Difficult Macro Environment

RM saw similar changes to net charge offs, but their **more experienced Board and management clearly understood the environment better** and were prudent to slow originations, which was reflected in share performance



RM's Board members and leadership have notable experience in both lending and subprime lending, which Oportun's legacy Board lacks

Notable RM Board Members and Experience

Carlos Palomares – Chairman
- Former SVP of Capital One Financial
- Former COO of Capital One Federal Savings
- Former COO of Citibank Latin America Consumer Bank
- Former CFO of Citibank North America Consumer Bank

Julie Booth
- Former CFO and Treasurer of Rocket Companies
- Former VP of Finance and Internal Audit at Rocket Companies
- Former auditor at EY focused on banking and mortgage banking

Maria Contreras-Sweet
- Former Obama cabinet Administrator of the U.S. Small Business Administration
- Founder of ProAmerica Bank and served as Executive Chairwoman

Stephen J Friedberg
- Former Co-Chairman and Chief Executive Officer of Citigroup's Global Consumer Group
- Former Chairman of and CEO of Citi Cards
- Former interim CFO of Social Finance

Sources: Company and RM financial reports on Forms 10-K and 10-Q, Bloomberg, RM governance disclosures



Oportun CEO Mr. Vazquez Revealed Long-Term Aspirations to Have a Business Like OMF's

Oportun claims OMF is not a comparable company only to directly compare itself to OMF

"In terms of where we'd like it to be, <u>our long-term aspiration is to have a mix that is similar to OneMain's</u>. OneMain is about 50% of their portfolio is secured and that's certainly what we would like to achieve over time as well"

– OPRT CEO Raul Vazquez at Sidoti Virtual Conference June 5th, 2025

We urge investors to ask themselves, if Oportun sees OMF as its long-term target in both scale an operations, why would it remove the former CFO of OMF from its Board, when he helped OMF reach that point in the first place?



Oportun Claims Findell's Campaign Did Not Drive Expenditure Changes

> The claim that expense reductions were underway prior Findell's involvement is contradicted by the only consistent negative OpEx year over year growth occurring in the quarters following Findell's engagement



Chart: YoY Growth

- 1Q19: 19.9%
- 2Q19: 28.1%
- 3Q19: 36.1%
- 4Q19: 20.7%
- 1Q20: 25.3%
- 2Q20: 11.8%
- 3Q20: 1.5%
- 4Q20: (0.5%)
- 1Q21: 7.8%
- 2Q21: 18.7%
- 3Q21: 9.7%
- 4Q21: 39.7%
- 1Q22: 38.7%
- 2Q22: 43.0%
- 3Q22: 35.4%
- 4Q22: 8.4%
- 1Q23: (0.7%)
- 2Q23: (13.8%)
- 3Q23: (18.8%)
- 4Q23: (14.5%)

Cost growth only went negative once Findell's campaign began

— YoY Growth

If including the goodwill write down that Oportun reported in OpEx, expense growth was 53% vs. 2021
Sources: Company financial reports on Forms 10-K and 10-Q, Bloomberg



The Largest Sources of Cost Reductions Were Recommended by Findell

Line Item	2023 Operating Expenditures	Findell's Recommendation	2024 Operating Expenses
Technology & Facilities	$219 MM	Reduce costs related to unprofitable fintech initiatives (3/29/2023 Letter)	$166 MM *(24%) YoY*
Sales & Marketing	$75 MM	Reductions related to exiting unprofitable side projects and reducing overhead	$67 MM *(11%) YoY*
Personnel	$122 MM	Reduce corporate employee overlap and reduce headcount (3/29/2023 Letter)	$87 MM *(28%) YoY*
Outsourcing & Professional Fees	$45 MM	Exit unnecessary and unprofitable fintech adjacencies to reduce offshoring costs	$37 MM *(19%) YoY*
G&A	$72 MM	Reduce corporate employee overlap, reassessment of cost base following 2022 increases (3/29/2023 Letter)	$53 MM *(27%) YoY*

The sale of the credit card portfolio, which we recommended to management, also helped drive cost reductions

Sources: Company financial reports on Forms 10-K and 10-Q, Findell Capital Management



During Macro Declines in <u>Early</u> 2022, Oportun Claims It Took Swift Action Reposition the Company

Originations grew throughout 2022, and most notably in 2Q, despite the rising delinquency ("DQ") rate.
Overall in 2022, originations grew by <u>more than 52%</u>, which contradicts the claim that Oportun swiftly corrected production in 2022.



In our view, the "ambitious growth" targets were reckless and completely dismissive of negative macro signals – with the proper oversight in place, the negative ramifications on stockholders could have been avoided

[1]If including the goodwill write down that OPRT reported in OpEx, expense growth was 53% vs. 2021
Sources: Company financial reports on Forms 10-K and 10-Q



Compared to Originations, 2023 Operating Expenses Were Still Elevated

While originations, which is OPRT's main business function, declined by 44% in the first half of 2023, operating expenses only declined by 7%, highlighting the amount of embedded costs in the business for non-revenue producing adjacencies / overhead



190%
140%
90%
40%
(10%)
(60%)
YoY Growth
1Q21
2Q21
3Q21
4Q21
1Q22
2Q22
3Q22
4Q22
1Q23
2Q23
3Q23
4Q23
1Q24
2Q24
3Q24
4Q24
While origination growth was deeply negative in 2023, OpEx did not decline at a similar rate as a result of bloated headcount and business adjacency costs
The push from Findell and the directors we supported adding to the Board to exit adjacencies and cut costs has positioned OPRT to grow originations while still taking out operating costs, driving efficiency
YoY Origination Growth
YoY Operating Expense Growth

It was clear to us that management had little idea of how to control costs: our additions to the Board, Rich Tambor and Mr. Parker, have been instrumental in providing the necessary oversight for OPRT to operate efficiently, as reflected in the simultaneous decline in OpEx but growth in originations

Sources: Company financial reports on Forms 10-K and 10-Q

14

Oportun's Performance Only Changed When Findell Nominee Scott Parker Joined the Board



Sources: Bloomberg data

Comps Are Still Performing Better Than OPRT, With Lower Sequential Net Charge Off Rates Into 1Q'25

OPRT called out declining 30+ Day YoY DQ rates, but failed to acknowledge some loans were sold or charged off and effectively removed from their measure compared to competitors – competitors had *lower* NCO rates in 1Q'25 vs. 1Q'24



Net Charge Off Rate
14%
12%
10%
8%
6%
4%
2%
0%
NCO Rate + 20bps
NCO Rate -75 bps
NCO Rate -90 bps
OPRT
OMF Consumer Loans
RM
1Q'24
4Q'24
1Q'25

Sources: Sources: Oportun Investor Presentation dated June 2025, Company, OMF and RM financial reports on Forms 10-K and 10-Q

Contrary to Claims, Improving DQ Rate is an Industry-Wide Phenomenon

Comparable companies saw substantially more sequential credit improvement than OPRT in 1Q'25

In their response presentation, OPRT implies the improvement in 30-day DQ is its own doing



However, this is a reflection of credit trends improving industry wide, which is not exclusive to OPRT's actions



While OPRT sees DQ improvement YoY, they are not seeing the same sequential improvements as comps or improving as quickly.

Sources: Oportun Investor Presentation dated June 2025, Company, OMF and RM financial reports on Forms 10-K and 10-Q



Competitor RM Has No Interest Rate Cap and Has Been Better Able to Navigate Macro Volatility

By removing the cap, OPRT can better price to higher risk customers – under the present Board composition, we do not believe an adequate amount of risk control is set in place to avoid a 2022 situation where <u>mispriced credit</u> meets ramping charge offs and exploding loan production

OPRT ramped originations through 2022…



…and profitability lagged compared to comp



As Oportun's founder James Gutierrez highlighted in his open letter to stockholders, "Oportun was built on a "farm system" of small loans—$300 to $1,000—that helped customers build credit and graduate to larger loans. That approach created loyal, lifelong customers. Limiting APRs on these loans stifles this system and shuts out millions who need credit. I founded Oportun to be an alternative to 400% payday loans—not to abandon those customers entirely."

Sources: Company and RM financial reports on Forms 10-K and 10-Q, Bloomberg, LinkedIn



The Long-Term Governance of Oportun Is At Risk

> We believe the Board wants to frame this single-director election as a change of control fight in order to increase that odds that it wins the support of passive investors.

> This is a fight to ensure that there is honest long-term oversight for Mr. Vazquez – and the Board's entrenching actions during our engagement have reinforced how important that is:

- The Board removed the strongest independent member in Mr. Parker.

- The Board has refused to countenance any agreement that would allow Mr. Parker to stay or Mr. Wilcox to serve.

> Because of the staggered nature of the Board, this is the only opportunity stockholders have to ensure that the entrenched legacy directors do not have majority control for the next several years.

> Not a single legacy Board member has worked in lending, and they have shown no understanding of the lending business or ability to hold management accountable.

> By electing the independent and highly experienced Mr. Wilcox, we believe we can guarantee longer term accountability of management.

Sources: Findell Capital Management



Vote Today to Elect Warren Wilcox on the White Proxy Card

 **By Internet**
Access the site indicated on your **WHITE** proxy card and follow the instructions provided

 **By Phone**
Dial the number indicated on your **WHITE** proxy card and follow the simple prompts

 **By Mail**
Sign, date and return your **WHITE** proxy card in the postage-paid envelope provided

Remember, please discard and do not sign any green Oportun proxy card. If you have already voted for Mr. Vazquez on the Company's proxy card, a later-dated vote on the **WHITE** proxy card will revoke your prior vote. Only your latest dated vote counts!

If you have any questions about how to vote your shares, please contact:



520 8th Avenue, 14th Floor
New York, NY, 10018
(212) 257-1311
(888) 368-0379
info@saratogaproxy.com

ITEM 3: MATERIAL PUBLISHED ON WWW.OPPORTUNITYATOPORTUN.COM



Resources

Presentations


Response to Oportun Financial's Misguided Assessment of Findell's Goals and Campaign
JUNE 23, 2025 / FINDELL CAPITAL MANAGEMENT, LLC
PRESENTATION


The Opportunity at Oportun: How Improved Board Oversight Will Lead to Stronger Operations
JUNE 16, 2025 / FINDELL CAPITAL MANAGEMENT, LLC
PRESENTATION

Shareholder Letters


Letter to OPRT Stockholders
JUNE 3, 2025 / FINDELL CAPITAL MANAGEMENT, LLC


Letter to OPRT Stockholders
MAY 5, 2025 / FINDELL CAPITAL MANAGEMENT, LLC

Press Releases


Findell Capital Issues Rebuttal Presentation on Oportun Financial and Notes Support of Oportun Founder and Former CEO James Gutierrez
JUNE 23, 2025 / FINDELL CAPITAL MANAGEMENT, LLC


Findell Capital Reiterates Commitment to Reaching a Good Faith Settlement at Oportun Financial
JUNE 17, 2025 / FINDELL CAPITAL MANAGEMENT, LLC


Findell Capital Releases Presentation on Oportun Financial
JUNE 16, 2025 / FINDELL CAPITAL MANAGEMENT, LLC


Findell Capital Provides Facts in Response to Oportun's Misleading Narrative
JUNE 13, 2025 / FINDELL CAPITAL MANAGEMENT, LLC


Findell Capital Management Spotlights Why Ginny Lee Should Not be Appointed Oportun's Next Lead Independent Director
JUNE 5, 2025 / FINDELL CAPITAL MANAGEMENT, LLC

 **Findell Capital Management Urges Oportun Stockholders to Vote the White Proxy Card to Elect an Independent Consumer Financial Services Expert to the Board**

JUNE 3, 2025 / FINDELL CAPITAL MANAGEMENT, LLC

 **Findell Capital Management Responds to Oportun's Reactionary and Defensive Reduction of Board Size**

MAY 8, 2025 / FINDELL CAPITAL MANAGEMENT, LLC

 **Findell Capital Partners Delivers Letter to Oportun Stockholders Ahead of 2025 Annual Meeting**

MAY 5, 2025 / FINDELL CAPITAL MANAGEMENT, LLC

 **Findell Capital Management Responds to Oportun (NASDAQ: OPRT) Comments, Announces Nomination of Sandra Bell and Warren Wilcox**

MARCH 27, 2025 / FINDELL CAPITAL MANAGEMENT, LLC

 **Findell Capital Management Issues Open Letter to the Board and Shareholders of Oportun (NASDAQ:OPRT) Calling for Leadership Change**

MARCH 20, 2025 / FINDELL CAPITAL MANAGEMENT, LLC

 **Findell Capital Management LLC Issues Statement to the Stockholders of Oportun Financial Corporation**

DECEMBER 4, 2023 / FINDELL CAPITAL MANAGEMENT, LLC

 **Findell Capital Management LLC Applauds Oportun (OPRT) in Announcing Cost Savings Measures**

MAY 9, 2023 / FINDELL CAPITAL MANAGEMENT, LLC

 **Findell Capital Management LLC Issues Statement to the Oportun Financial Corporation Board of Directors**

MARCH 29, 2023 / FINDELL CAPITAL MANAGEMENT, LLC

SEC Filings

 **Definitive Proxy Statement**

MAY 29, 2025 / SEC

LEGAL FILINGS

Video

 **Findell Capital's Brian Finn on Oportun $OPRT**

JUNE 16, 2025 / YET ANOTHER VALUE PODCAST

VIDEO

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Founder and Former CEO of Oportun issues moving letter on $OPRT - shorturl.at/94eDj

4:56 PM · Jun 23, 2025 · **91** Views